Mr. Evan Jacobson,
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:    LocatePLUS Holdings Corporation
          Preliminary Proxy Statement on Schedule 14A
                  Filed November 19, 2009
          File No. 000-49957

Dear Mr. Jacobson:  In response to your letter of November 24, 2009 relative to the above-referenced filing, please be advised as follows:

Proposal No. 1, page 3

Comment 1
Please revise to provide the information required by Item 11(b) of Schedule 14A.

Reply

The following two paragraphs have been added to Proposal No. 1:

The 72,000 shares of new Series A Preferred Stock to be issued to Dutchess will have a par value of $1.00 per share and a $25 liquidation preference. They will pay a dividend of 1% per annum of the par value per share in cash or in Series A Preferred Stock. Holders will have a vote on any matters affecting the Series A Preferred Stock. The shares are convertible at any time into the Company’s Common Stock at 41.66 shares of Common Stock per share of Preferred Stock. The Company can force conversion of Preferred Stock not to exceed 4.99% of total Common Stock outstanding if the 10-day moving average closing price per share of the Company’s Common Stock shall exceed $.50 per share. Holders also have a right to “put” their shares to the Company at $25.00 per share, not to exceed in the aggregate for any calendar quarter $15,000 through the last 6 months of 2010, $25,000 through the last quarter of 2011 and $35,000 per quarter thereafter.

The authorization requested does not extend to the terms of the securities. These terms cannot be stated or estimated with respect to any or all of the securities to be authorized oth4er than the shares issued to Dutchess because no offering thereof is contemplated in the proximate future, and no further authorization by the security holders for the issuance thereof is to be obtained. The terms of the securities to be authorized, including dividend or interest rates, conversion prices, voting rights, redemption prices, maturity dates and similar matters will be determined by the Board of Directors.

Comment 2
Please revise to include a concise, materially, complete description of your debt agreement with Dutchess Private Equities Fund, Ltd.

Reply

A concise description of the debt agreement has been included as follows:

On December 29, 2005, we entered into an Investment Agreement with Dutchess Private Equities Fund II, L.P.  Pursuant to that Investment Agreement, we received proceeds of $1,500,000 by issuing a note payable convertible into 300,000 shares of Common Stock at $5.00 per share and 200,000 founders shares and Common Stock purchase warrant for 750,000 shares with an exercise price of $5.00 per share.  We also entered into an agreement where we may, at our discretion, periodically “put” or require Dutchess to purchase shares of our Common Stock.  The aggregate amount that Dutchess is obligated to pay for our shares will not exceed $10.0 million.  For each share of  Common Stock purchased under the Investment Agreement, Dutchess will pay 93% of the lowest closing bid price on the Over-the-Counter Bulletin Board (or other principal market on which our Common Stock is traded) during the ten day period immediately following the date on which we give notice to Dutchess of our intention to put such stock.  Our ability to put the shares under the Investment Agreement is conditioned upon us registering the shares of Common Stock with the Securities and Exchange Commission and satisfaction of certain other customary closing conditions.

On July 21, 2006 we issued a Debenture to Dutchess Private Equities Fund, LP, a related private equities fund and received proceeds of $750,000. The Debenture is due on July 21, 2011 and pays twelve percent (12%) interest. Interest and principal are payable at such times and under such conditions are outlined in the Debenture. The Debenture is convertible into shares of our Common Stock at the lesser of $.70 per share or 75% of the lowest closing bid price during the 20 trading days next preceding the date of conversion (collectively, the two funds “Dutchess”).  The holder may not convert if it would cause the holder to own more than 4.9% of the outstanding Common Stock of the Company.

Also in connection with the sale and issuance of the Debentures, the Company entered into a settlement agreement with Dutchess Private Equities Fund, Ltd. for the settlement of a dispute regarding the amount due under debt instruments issued by the Company to Dutchess during 2005 and 2006.  Pursuant to the terms of the Settlement, the Company immediately paid a cash amount of $1,500,000 with two additional cash payments in the amount of $300,000 each to be made on the date that (i) the Company files the Registration Statement (or, if earlier, within 45 days) and (ii) the Registration Statement is declared effective (or, if earlier, within 145 days).  The Company also issued a Note in the amount of $1,500,000 and agreed to reduce to $0.10 per share the exercise price of the warrants issued to Dutchess.  Dutchess agreed to terminate any security interest in the Company’s assets upon the Initial Payment.

Approximately $1,817,828 of the foregoing indebtedness is in default.

Comment 3
Please refer to Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in your authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise, and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform stockholders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

Reply

We have added the following paragraph to Proposal No. 1:

Any increase in the authorized shares of the Company’s stock has a potential to dilute the ownership percentage and voting power of already issued shares. The ability to issue additional shares gives the Board of Directors the ability to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium. There are no anti-takeover mechanisms present in any of the Company’s operating documents and no plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.

In connection with this response letter, the Company acknowledges that:

- - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your commentary on the filing. If you have further questions or comments, please let us know.

Very truly yours,

/s/ Geoffrey Lee

Geoffrey Lee
Interim President and Chief Executive Officer